Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0523 F: +1 202.637.3593 lisamorgan@ eversheds-sutherland.com

March 24, 2017

Via EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America - Post-Effective Amendment No. 1 to Registration Statement on Form N-2

Dear Mr. Bartz:

We respectfully request on behalf of Business Development Corporation of America (the “Company”) that the staff (the “Staff”) of the Securities and Exchange Commission afford selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984) to post-effective amendment no. 1 to the Company’s registration statement on Form N-2 (File No. 333-210619) transmitted for filing on March 24, 2017 (the “Registration Statement”). The Registration Statement relates to the continuous offering under Rule 415 of the Securities Act of up to 55,000,000 shares of common stock pursuant to the Company’s distribution reinvestment plan.

The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-210619), which was subject to review and comment and was declared effective on May 27, 2016, except for (i) the updating of financial information and certain other data and (ii) the updating of information pertaining to the Company as set forth in its periodic reports and prospectus supplements filed with the Commission.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me at (202) 383-0523 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Lisa A. Morgan
Lisa A. Morgan

cc:	Corinne Pankovcin

Leeor Avigdor

Steven B. Boehm, Esq.

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